26(q)(i)

Memorandum describing issuance, transfer and redemption procedures

Description of Issuance, Transfer and Redemption Procedures

for Transamerica® Freedom Asset Advisor

Individual Flexible Premium Variable Life Insurance Policies

Issued by

Transamerica Premier Life Insurance Company

(formerly, Western Reserve Life Assurance co. of Ohio)

This document sets forth the administrative procedures, as required by Rule 6e-3(T)(b)(12)(iii), that will be followed by Transamerica Premier Life Insurance Company (formerly, Western Reserve Life Assurance Co. of Ohio) (the “Company”) in connection with the issuance of Transamerica® Freedom Asset Advisor, its individual flexible premium variable life insurance policy (“Policy” or “Policies”) and acceptance of payments thereunder, the transfer of assets held thereunder, and the redemption by owners of the Policy (“owners”) of their interests in those Policies. Terms used herein have the same definitions as in the prospectus for the Policy that is included in the current registration statement on Form N-6 for the Policy (File No. 333-            , 811-21929) as filed with the Securities and Exchange Commission (“SEC”).

TABLE OF CONTENTS

I.	Procedures Relating to Purchase and Issuance of the Policies and Acceptance of Premiums	1
A.	Offer of the Policies, Application, Initial Premium, and Issuance	1
B.	Additional Premiums	3
C.	Crediting Premiums	4
D. E.	Planned Periodic Payments . Lapse; Premiums During a Grace Period and Premiums Upon Reinstatement	4 4
F.	Allocations of Initial Premium Among the Fixed Account and the Subaccounts	5
G. H.	Allocation of Premiums Among the Separate Account and the Fixed Account Loan Repayments and Interest Payments	5 6
I.	Refund of Excess Premiums for Modified Endowment Contracts	6
II.	Transfers	6
A.	Transfers Among the Subaccounts and the Fixed Account	6
B.	Dollar Cost Averaging	7
C.	Asset Rebalancing	8
D.	Third Party Asset Allocation Services	8
E.	Transfer Errors	8
III.	“Redemption” Procedures	9
A.	“Free-Look” Right	9
B.	Surrenders	9
C.	Cash Withdrawals	9
D.	Lapses	10
E.	Premium Expense Charge, Monthly Deduction, Cost of Insurance Rates and Mortality and Expense Risk Charge	10
F.	Death Benefit	12
G.	Policy Loans	14
H.	Policy Changes After Age 111	14
I.	Payments by the Company	15
J.	Conversion Rights	15
K.	Redemption Errors	15
L.	Misstatement of Age or Gender	15
M.	Incontestability	15
N.	Limited Death Benefit	16

I.	Procedures Relating to Purchase and Issuance of the Policies and Acceptance of Premiums

A.	Offer of the Policies, Application, Initial Premium, and Issuance

Offer of the Policies. The Policies are offered and issued pursuant to underwriting standards in accordance with state insurance laws for an initial premium of $30,000, and the owner has the flexibility to determine the frequency and the amount of premiums to be paid under the Policy. However, before the Policy is issued, the Company may require the owner to pay a premium at least equal to the initial premium set forth in the Policy. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each owner pays an initial premium commensurate with the insured’s mortality risk as actuarially determined utilizing factors such as age, gender, and rate class of the insured. Uniform charges for all insureds would discriminate unfairly in favor of those insureds representing greater risk. Although there is no uniform charge for all insureds, there is a uniform charge and coverage for all insureds of the same rate class, age, gender, and premium paid.

Application. To purchase a Policy, the owner must submit a completed application and the initial premium to the Company through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with Transamerica Capital, Inc. (“TCI”), the principal underwriter for the Policy, and the Company. A minimum initial premium of $30,000 is required.

The Company will generally only issue a Policy to the owner if the owner provides sufficient evidence that the insured meets the Company’s insurability standards. The application is subject to the Company’s underwriting rules, and the Company may reject any application for any reason permitted by law. The Company will not issue a Policy to the owner if the insured is under the age of 25 or over the age of 85. The insured must be insurable and acceptable to us under the Company’s underwriting rules on the later of:

•	the date of your application; or

•	the date the insured completes all of the medical tests and examinations that the Company requires.

Receipt of Application and Underwriting. Upon receipt of the initial premium and a completed application in good order from an applicant, the Company will follow underwriting procedures for life insurance designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided about the proposed insured before a determination can be made.

The underwriting process determines the rate class to which the insured is assigned if the application is accepted. The Policy uses mortality tables that distinguish between men and women; as a result, the Policy pays different benefits to men and women of the same age. The Company currently places insureds in the following standard rate classes:

•	preferred elite;

•	preferred plus;

•	preferred;

•	non-tobacco;

•	preferred tobacco; and

•	tobacco.

The Company also places insureds in various sub-standard rate classes, which involve a higher mortality risk and higher charges. The Company generally charges higher rates for insureds who use tobacco.

The Company reserves the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned promptly, without interest. The insured must be insurable and acceptable to the Company under its underwriting rules on the later of the date of the application or the date the insured completes all required medical tests and examinations.

Issuance of Policy. If (1) the Company’s underwriting process is complete; (2) the application has been approved; (3) an initial premium of sufficient amount has been received; and (4) the insured is alive and in the same condition of health as described in the application when the Policy is delivered to the owner, then full life insurance coverage goes into effect, the Policy is issued, and the Company begins to take the monthly deductions. This is the Policy date. The Policy date is shown on the schedule page of the Policy, and the Company measures Policy months, years, and anniversaries from the Policy date. The Policy date is generally the record date, which is the date the Company records the Policy on the books, unless the Policy is backdated.

Backdating. If the owner requests, the Company may backdate a Policy by assigning a Policy date earlier than the date the Policy is issued. However, in no event will a Policy be backdated earlier than the earliest date allowed by state law or by the Company’s underwriting rules. A backdating request must be in writing and, if approved, will amend the application. Also, the owner’s premiums are not eligible for backdating and will be credited on the date the Policy is issued; accordingly, the owner will receive the net asset value in effect on that issue date for the subaccount(s) that the owner has selected. Cost of insurance charges are based in part on the age of the insured on the Policy date or on the date of a requested increase in coverage. Generally, cost of insurance charges are lower at a younger age. The Company will deduct the monthly deduction, that is the cost of insurance charges, for the period that the Policy is backdated. This means that while the monthly deduction in the future may be lower than what would have been charged had the Company not backdated the Policy, the owner may be paying for insurance during a period when the Policy was not in force.

Initial Premium and Conditional Insurance Coverage. If an applicant pays the full initial premium listed in the conditional receipt attached to the application and has met all of the requirements listed in the conditional receipt attached to the application, and the Company delivers the conditional receipt to the applicant, then the insured will have conditional insurance coverage under the terms of the conditional receipt. The conditional insurance coverage may vary by state and/or underwriting standards. Conditional coverage becomes effective on the later of:

•	the date of application; or

•	the date of the last medical examination, test, and other screenings required by the Company, if any (the “Effective Date”). Such conditional insurance will take effect as of the Effective Date, so long as all of the following requirements are met:

•	The person proposed to be insured is found to have been insurable as of the Effective Date, exactly as applied for in accordance with the Company’s underwriting rules and standards, without any modifications as to plan, amount, or premium rate;

•	As of the Effective Date, all statements and answers given in the application must be true;

•	The payment made with the application must not be less than the full initial premium for the mode of payment chosen in the application and must be received at the Company’s mailing address within the lifetime of the proposed insured;

•	All medical examinations, tests, and other screenings required of the proposed insured by the Company are completed and the results received by the Company’s mailing address within 60 days of the date the application was signed; and

•	All parts of the application, any supplemental application, questionnaires, addendum and/or amendment to the application are signed and received at the Company’s mailing address.

The aggregate amount of conditional insurance coverage, if any, is the lesser of the amounts applied for under all conditional receipts issued by the Company or $500,000 of life insurance. The conditional receipt coverage does not provide coverage for riders or any additional benefits, if any, for which the applicant has applied. If one or more the conditional receipt’s conditions have not been met exactly, or if a proposed insured dies by suicide, the Company’s liability will be limited to the return of any payment made with the application. Because the Company does not accept initial premiums in advance for Policies with a specified amount in excess of $1,000,000, the Company does not offer conditional insurance coverage for Policies issued with a specified amount in excess of $1,000,000.

Conditional insurance coverage is void if the check or draft provided to pay the initial payment is not honored when the Company first presents it for payment. The conditional receipt is void if:

•	it is not signed by a registered representative or authorized Company representative; or

•	any blanks in the conditional receipt have not been completed.

Conditional coverage automatically terminates on the earliest of:

•	60 days from the date the application was signed;

•	the date the Company either mails notice to the applicant of the rejection of the application and/or mail a refund of any amount with the application

•	when the insurance applied for goes into effect under the terms of the Policy applied for; or

•	the date the Company offers to provide insurance on terms that differ from the insurance for which the applicant has applied.

Additionally, if the Company does not approve and accept the application within sixty (60) days from the date the application is signed, the application will be deemed to be rejected by the Company and there will be no conditional insurance coverage; in that case, the Company’s liability will be limited to returning any payment(s) the applicant has made upon return of the conditional receipt to the Company.

Tax-Free Exchanges (1035 Exchanges). The Company will accept part or all of the initial premium from one or more policies insuring the same insured that qualify for a tax-free exchange under Section 1035 of the Internal Revenue Code (the “Code”).

B.	Additional Premiums

Additional Premiums Permitted. The owner generally has flexibility to determine the frequency and the amount of the premiums to be paid under the Policy. Before the Company issues the Policy, it may require the applicant to pay an initial premium of at least $30,000. Thereafter (subject to the limitations described below), the owner may make unscheduled premium payments at any time and in any amount over $50 ($1,000 if by wire). The Company may return premiums less than $50. The Company will not allow the owner to make any premium payments that would cause the total amounts of the premiums paid to exceed the current maximum premium limitation which qualifies the Policy as life insurance according to federal tax laws. If the owner makes a payment that would cause the total premiums to be greater than the maximum premium limitations, the Company will return any excess portion of the premium payment, with interest, within 60 days after the end of that Policy year. The Company will not permit any additional premium payments until they are allowed by the maximum premium limitations. The Company also reserves the right to refund a premium or require evidence of insurability if the premium would increase the death benefit by more than the amount of the premium. The guideline premium test has additional premium limitations. The Company will not accept a payment that will cause the Policy to become a modified endowment contract without the owner’s consent.

An owner may pay premiums by any method the Company deems acceptable. The Company will also accept premium payments by wire transfer. The Company will treat any payment made as a premium payment unless it is clearly marked as a loan repayment.

C.	Crediting Premiums

Initial Premium. Depending on the laws of the state governing the Policy (usually the state where the insured lives), the Company will allocate the initial net premium on the record date either to the reallocation account (which is the portion of the fixed account where the Company holds the premium(s) until the reallocation date) or to the fixed account and the subaccounts selected on the Policy application. If the laws of the state governing the Policy do not require a refund of full premium, then the Company will allocate the initial net premium(s), minus monthly deductions, to the accounts selected.

If the applicant’s state requires the Company to return the initial premium in the event the free-look period is exercised, then the Company will allocate the net premium on the Policy date (or record date if the Policy is backdated) to the reallocation account (or as otherwise mandated by state law) as shown on the Policy schedule page. The net premiums will remain in the reallocation account until the reallocation date.

On the first valuation date on or after the reallocation date (which is the later of the Policy date or the record date, plus fifteen days), the Company will reallocate all cash value held in the reallocation account to the fixed account and subaccounts selected on the application. If the owner selected dollar cost averaging on the application, on the reallocation date the Company will allocate the Policy’s cash value either to the fixed account, the Transamerica Aegon Money Market VP subaccount or the Transamerica JPMorgan Core Bond VP subaccount (depending on which account the owner selected on the application). While held in the reallocation account, net premium(s) will be credited with interest at the current fixed account rate and reduced by any monthly deductions due.

On any day that the Company credits premiums or transfers cash value to a subaccount, the Company will convert the dollar amount of the net premium (or transfer) into subaccount units at the unit value for that subaccount, determined at the end of that valuation date. The Company will credit amounts to the subaccounts only on a valuation date, that is, on a date the New York Stock Exchange (“NYSE”) is open for trading.

D.	Planned Periodic Payments

The owner determines a planned periodic payment schedule, which allows the owner to pay level premiums at fixed intervals over a specified period of time. The owner is not required to pay premiums according to this schedule. The owner may change the amount, frequency, and the time period over which the owner makes planned periodic payments.

Even if the owner makes planned periodic payments on schedule, the Policy still may lapse. The duration of the Policy depends on the Policy’s net surrender value. If the net surrender value is not high enough to pay the monthly deduction when due, then the Policy will lapse (unless the owner makes the payment the Company specifies during the 61-day grace period).

E.	Lapse; Premiums during a Grace Period and Premiums upon Reinstatement

The Policy may not necessarily lapse (terminate without value) if the owner fails to make a planned periodic payment. However, even if the owner makes all planned periodic payments, there is a possibility that the Policy will lose value and lapse. The Policy may lapse (terminate without value) if the net surrender value on any Monthiversary is less than the monthly deductions due on that day. Such lapse might occur if unfavorable investment experience, loans, accrued loan interest, and cash withdrawals cause a decrease in the net surrender value, or if the owner has not paid sufficient premiums as discussed below to offset the monthly deductions.

If the net surrender value is not enough to pay the monthly deductions, the Company will mail a notice to the owner’s last known address and any assignee of record. The notice will specify the minimum payment that must be paid and the final date by which the Company must receive the payment to prevent a lapse. The Company generally requires that the owner makes the payment within 61 days after the date of the notice. This 61-day period is called the grace period. The Company pays the death benefit proceeds if an insured dies during the grace period. If the Company does not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate without value.

Reinstatement. The Company may reinstate a lapsed Policy within five years after the lapse. To reinstate the Policy, you must:

•	submit a written application for reinstatement to the Company’s mailing address;

•	provide evidence of insurability satisfactory to the Company;

•	pay an amount sufficient to provide a net premium equal to any uncollected monthly deductions due up to the time of termination, plus two monthly deductions due in advance at the time of reinstatement.

The cash value of the loan reserve on the reinstatement date will be zero. The net surrender value on the reinstatement date will equal the cash value at the time the Policy lapsed, plus any net premiums paid at reinstatement, minus one monthly deduction. The reinstatement date for the Policy will be the Monthiversary on or following the day the Company approves the application for reinstatement. The Company may decline a request for reinstatement. The Company will not reinstate indebtedness.

F.	Allocations of Initial Premium Among the Fixed Account and the Subaccounts

The Separate Account. An owner may allocate premiums to the subaccounts of the WRL Series Life Account G (the “separate account”). The separate account currently consists of several subaccounts, the assets of which are used to purchase shares of a designated corresponding investment portfolio of a fund. Each fund is registered under the Investment Company Act of 1940, as amended, as an open-ended management investment company. Additional subaccounts may be added from time to time to invest in other portfolios of a fund or any other investment company.

When an owner allocates an amount to a subaccount (either by premium allocation, transfer of cash value or repayment of a Policy loan), the Policy is credited with units in that subaccount. The number of units is determined by dividing the amount allocated, transferred or repaid to the subaccount by the subaccount’s unit value for the valuation date when the allocation or transfer request or repayment is received at the Company’s mailing office. A subaccount’s unit value is determined for each valuation period by multiplying the value of a unit for a subaccount for the prior valuation period by the net investment factor for the subaccount for the current valuation period. The unit value at the inception of each class of units of each subaccount was originally set at $10. The net investment factor is an index used to measure the investment performance of a subaccount from one valuation period to the next.

The Fixed Account. Owners also may allocate premiums to the fixed account, which guarantees principal and a minimum fixed rate of interest. Money allocated or transferred to the fixed account will earn interest at a current interest rate in effect at that time. The interest rate will equal at least 2%.

G.	Allocations of Premiums Among the Separate Account and the Fixed Account

Premiums are allocated to the subaccounts and the fixed account in accordance with the following procedures:

In the application for the Policy, the owner will specify the percentage of each net premium to be allocated to each sub-account of the separate account and/or the fixed account (if available in the owner’s state). The percentage of each net premium that may be allocated to any sub-account or the fixed account must be a whole number, and the sum of the allocation percentages must be 100%.

If the owner selects dollar cost averaging, the Company may require the owner to have a minimum of $5,000 in each sub-account from which the Company will make transfers and the owner may be required to transfer at least a total of $100 monthly. If the owner selects asset rebalancing, the cash value of the Policy (or initial premium if a new Policy) must be at least $5,000. Unless otherwise required by state law, the Company may restrict allocations to the fixed account if the fixed account value, net of the loan reserve, following the allocation would exceed $250,000.

Allocating percentages may be changed at any time by the owner submitting a written notice to the mailing address or telephone instructions to the Company’s administrative office. The change will be effective at the end of the valuation date on which the Company receives the change. Upon instructions from the owner, the registered agent of record for the Policy may also change allocation instructions for the owner. The minimum amount that can be allocated to a particular subaccount is 1.0% of each net premium payment.

H.	Loan Repayments and Interest Payments

Repaying Loan Amount. The owner may repay all or part of the loan amount at any time while the Policy is in force. The loan amount is equal to the sum of all outstanding Policy loans including both principal plus any accrued interest. Loan repayments must be sent to the Company’s mailing address and will be credited as of the date received. If the death benefit becomes payable while a Policy loan is outstanding, the loan amount will be deducted in calculating the death benefit.

Allocation for Repayment of Policy Loans. At each Policy anniversary, the Company will compare the outstanding loan amount, including accrued loan interest, to the amount in the loan reserve account. The Company will also make this comparison any time the owner repays all or part of the loan, or makes a request to borrow an additional amount. At each such time, if the outstanding loan amount, including accrued loan interest, exceeds the amount in the loan reserve account, the Company will withdraw the difference from the subaccounts and the fixed account and transfer it to the loan reserve, in the same manner as when a loan is made. If the amount in the loan reserve account exceeds the amount of the outstanding loan, including accrued loan interest, the Company will withdraw the difference from the loan reserve account and transfer it to the subaccounts and the fixed account in the same manner as current premiums are allocated. The Company reserves the right to require a transfer to the fixed account if the loans were originally transferred from the fixed account.

Interest on Loan Reserve. The amount in the loan reserve will be credited with interest at a fixed annual effective rate of 2%. See “Policy Loans” below. Any interest earned that is in excess of the outstanding loan amount will be transferred on the Policy anniversary to the subaccounts and the fixed account in accordance with the instructions for premium allocations then in effect.

I.	Refund of Excess Premiums for Modified Endowment Contracts

At the time a Policy is issued, the Company will notify the owner as to whether the Policy is classified as a modified endowment contract (“MEC”) based on the initial premium received. If the Policy is not a MEC at issue, the owner will be notified of the maximum amount of additional premiums the owner can pay without causing the Policy to be classified as a MEC. At the time a premium is credited which would cause the Policy to become a MEC, the Company will immediately notify the owner and the agent. At that time, the owner will need to notify the Company if he or she wants the Policy to continue as a MEC. Unless the owner notifies the Company that he or she does want the Policy to continue as a MEC, the Company will refund the dollar amount of the excess premium that caused the Policy to become a MEC.

II.	Transfers

A.	Transfers among the Subaccounts and the Fixed Account

The owner may transfer cash value between and among the subaccounts of the separate account and, subject to certain special rules, to and from the fixed account. Transfers may be made in writing (in a form that the Company accepts) to the Company’s mailing address, by fax or by telephone to the Company’s administrative office, or electronically through the Company’s website, unless restricted as detailed below.

In any Policy year, the owner currently may make an unlimited number of “non-substantive” transfers among the subaccounts. All transfer requests made in one day are considered one transfer, regardless of the number of subaccounts affected by the transfer.

There is no minimum amount that must be transferred. There is no minimum amount that must remain in a subaccount following a transfer. However, unless otherwise required by state law, transfers to the fixed account may be restricted if the fixed account value, net of the loan reserve, following the transfer would exceed $250,000. Transfers from the fixed account may be limited to one per Policy year. The maximum amount that may be transferred from the fixed account to the subaccounts in any Policy year may be limited to the greater of up to 25% of the amount in the fixed account on the date of the transfer, or the amount transferred from the fixed account in the previous Policy year.

The Policy, as applied for and issued, will automatically receive telephone transfer privileges unless the owner provides other instructions. The telephone transfer privileges allow the owner to give authority to the registered representative or agent of record for the Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on the owner’s behalf according to the owner’s instructions. The Company will require the owner to provide certain information for identification purposes when making a transfer request by telephone, and may require written confirmation of the request.

Costs and Market Timing/Frequent Transfers (applicable to the Transamerica Series Trust and the Fidelity Variable Insurance Products Fund). Professional market timing organizations and some Policy owners try to profit from various strategies called market timing; for example, switching money into investment option portfolios when they expect prices to rise and taking money out when they expect prices to fall, or switching from one investment option portfolio to another and then back again after a short period of time. As money is shifted in and out, the underlying mutual fund incurs expenses for buying and selling securities. These costs are borne by all Policy owners, including the long-term Policy owners who do not generate the costs. Frequent transfers may also impede the ability of the portfolio manager of the underlying fund to sustain the stated investment objective of the portfolio.

The transfer privilege under the Policy is not intended to serve as a vehicle for short-term or frequent transfers. The Policy does not permit market timing/frequent transfers, except among ProFunds or Access Trust subaccounts. As described above, frequent transfers among investment option portfolios disrupt portfolio management in the underlying mutual fund and tend to drive fund expenses higher. The Company reserves the right to limit or revoke your transfer privileges and/or may not accept future premium payments from you if you engage in frequent transfer activity. The Company considers eight or more transfers in any three-month period to be frequent transfer activity, although we reserve the right to impose restrictions if there are less frequent transfers. Currently, the Company does not foresee any circumstances under which it would waive these restrictions on frequent transfer activity. The Company also reserves the right to implement, administer, and charge an owner for any fee or restriction, including redemption fees, imposed by an underlying fund portfolio.

B.	Dollar Cost Averaging

The dollar cost averaging program permits an owner to transfer systematically, on a monthly basis, a set dollar amount from the Transamerica Aegon Money Market VP Subaccount, the Transamerica JPMorgan Core Bond VP subaccount or the fixed account to a subaccount chosen by the owner. Transfers will be made monthly as of the end of the valuation date after the first Monthiversary after the reallocation date. The Company will make the first transfer in the month after receipt of the owner’s request at the Company’s mailing address, provided that it is received by the 25th day of the month. To participate in the dollar cost averaging program, an owner must have at least $5,000 in each account from which the Company will make transfers and total monthly transfers must be at least $100. Also, each month, an owner may not transfer more than one-tenth of the amount that was in the fixed account at the beginning of dollar cost averaging. The Company reserves the right to modify, suspend, or discontinue offering the dollar cost averaging program at any time for any reason. Dollar cost averaging is not available while an owner is participating in the asset rebalancing program or in any asset allocation services provided by a third party.

C.	Asset Rebalancing

An owner may instruct the Company to rebalance automatically (on a monthly, quarterly, semi-annual or annual basis) the Policy’s cash value to maintain the percentage allocation specified in the owner’s currently effective premium allocation schedule. An owner may elect to participate in the asset rebalancing program at any time by sending a completed allocation request form to the Company’s mailing office. The initial rebalancing will occur on the next monthly, quarterly, semi-annual or annual anniversary indicated on this form. The Company will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day the NYSE is open.

To participate in the asset rebalancing program, the Policy must have a cash value of at least $5,000 or make a $5,000 initial premium payment. Cash value in the fixed account is not available for this program.

The allocation percentages must be in whole numbers. Subsequent changes to the allocation percentages may be made quarterly by written instructions to the Company’s mailing office or by telephone instructions to the Company’s administrative office. Once elected, asset rebalancing remains in effect until the owner instructs the Company to discontinue asset rebalancing. There is no charge for using the asset rebalancing program. The Company reserves the right to discontinue offering the asset rebalancing program at any time and for any reason. If an owner terminates participation in the program, the Company restricts the owner’s right to re-enter the program to once each Policy year. Asset rebalancing is not available while an owner is participating in any asset allocation services provided by a third party. Asset rebalancing will cease if the owner makes any transfer to or from any subaccount other than under a scheduled rebalancing.

D.	Third Party Asset Allocation Services

The Company does not offer asset allocation programs for use with your life insurance policy, but an owner may engage a third party investment advisor to manage his or her account. The Company is not a party to the agreement an owner has with any such third party investment advisor, and any fee charged by an owner’s investment advisor is in addition to the fees and expenses that apply under the Policy.

The Company may provide administrative or other support services to independent third parties that have been authorized by owners to conduct transfers on their behalf or to recommend how subaccount values should be allocated. The Company may enter into administrative agreements with insurance agents or investment advisors that may impose limitations on their ability to request financial transactions on behalf of multiple owners.

The Company reserves the right to discontinue providing administrative and support services at any time and for any reason.

E.	Transfer Errors

In accordance with industry practice, the Company will establish procedures to address and to correct errors in amounts transferred among the subaccounts and the fixed account, except for de minimus amounts. The Company will correct non de minimus errors it makes and will assume any risk associated with the error. Owners will not be penalized in any way for errors made by the Company. The Company will take any gain resulting from the error.

III.	“Redemption” Procedures

A.	“Free-Look” Right

The Policy provides for an initial free-look right during which an owner may cancel the Policy by returning it to the Company’s mailing or administrative office, to one of the Company’s branch offices, or to the agent who sold the Policy. The free-look period expires 10 days after the owner receives the Policy. The free-look period may be longer in some states. Upon returning the Policy to the Company or to an authorized agent for forwarding to the Company’s mailing office, the Policy will be deemed void from the beginning. Within seven days after the Company’s mailing office receives the cancellation request and the Policy, the Company will pay a refund. In most states, the refund will be:

•	the cash value in the subaccounts and the fixed account on the date the Company (or its agent) receives the returned Policy at the Company’s administrative office or mailing address; plus

•	any charges and taxes deducted from premiums; plus

•	any monthly deductions or other charges deducted from amounts allocated to the subaccounts and the fixed account.

Some states may require the Company to refund all of the premiums paid for the Policy.

B.	Surrenders

Requests for Net Surrender Value. If the insured is alive and the Policy is in force, the owner may surrender the Policy at any time for its net surrender value. The net surrender value on any valuation date is equal to the cash value, minus any outstanding loan amount. The net surrender value will be determined by the Company on the valuation date the Company’s mailing office receives all required documents, including a satisfactory written request containing the owner’s original signature. The signature of the owner’s spouse may be required. The Company will cancel the Policy as of the date the written request is received at the Company’s mailing office and the Company will ordinarily pay the net surrender value in a lump sum within seven days following receipt of the written request and all other required documents. The Policy cannot be reinstated after it is surrendered.

When the Company incurs extraordinary expenses, such as overnight mail expenses or wire service fees, for expediting delivery of the surrender payment, the Company will deduct that charge from the payment. The Company charges $30 for an overnight delivery ($35 for Saturday delivery) and $50 for wire service.

C.	Cash Withdrawals

When Withdrawals are Permitted. After the first Policy year, the owner may withdraw a portion of the cash value, subject to the following conditions:

•	The owner must make a cash withdrawal request in writing, and the request must contain the owner’s original signature. The signature of the owner’s spouse may be required. The owner may also fax a withdrawal request to the Company if it is less than $50,000.

•	During Policy years 2 through 5, the amount of the withdrawal may be limited to no less than $500 and to no more than the net surrender value minus $10,000.

•	After the 5th Policy year, the amount of a withdrawal may be limited to no less than $500 and to no more than the net surrender value, minus $500.

•	The owner may not take a cash withdrawal if it will reduce the specified amount below the minimum specified amount set forth in the Policy.

•	The owner may specify the subaccount(s) and the fixed account from which the withdrawal will be taken. If the owner does not specify an account, the Company will deduct the Policy’s value from each subaccount in accordance with the owner’s current premium allocation instructions.

•	The Company generally will pay a cash withdrawal request within seven days following the valuation date on which the withdrawal request is received at the Company’s mailing address.

•	The owner may not take a cash withdrawal that would disqualify the owner’s Policy as life insurance under the Internal Revenue Code.

•	A cash withdrawal may have tax consequences.

Effect of Withdrawal on Death Benefit. A cash withdrawal will reduce the cash value by the amount of the cash withdrawal, and will reduce the death benefit by at least the amount of the cash withdrawal. When death benefit Option A is in effect, or when death benefit Option C is in effect and the insured’s attained age is 71 or greater, a cash withdrawal will reduce the specified amount by an amount equal to the amount of the cash withdrawal.

Extraordinary Expenses. When the Company incurs extraordinary expenses, such as overnight mail expenses or wire service fees, for expediting delivery of the partial withdrawal payment, the Company will deduct that charge from the payment. The Company charges $30 for an overnight delivery ($35 for Saturday delivery) and $50 for wire service.

D.	Lapses

There is a possibility that the Policy will lose value and lapse. If the net surrender value is not enough to pay the monthly deductions, the Company will mail a notice to the owner’s last known address and any assignee of record. The notice will specify the minimum payment that must be paid and the final date by which it must be received by the Company to prevent a lapse. The Company generally requires that the owner make the payment within 61 days after the date of the notice. This 61-day period is called the grace period. If the Company does not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate without value.

E.	Premium Expense Charge, Monthly Deduction, Cost of Insurance Rates, and Mortality and Expense Risk Charge

Premium Expense Charge. The Company deducts a premium expense charge from premiums before allocating such premiums to the subaccounts and fixed account selected by the owner. This charge is equal to:

•	0% of all premium payments in the first Policy year up to the premium expense level, and 2.25% on any amount exceeding the premium expense level; and 2.25% of all premiums the owner pays thereafter. (The premium expense level is the amount of premium used to determine the level of charges applied to premium payments. The premium expense level varies depending on the insured’s gender, issue age, initial specified amount, and the rate class, and is shown on the owner’s Policy schedule pages.)

•	The Company reserves the right to increase the premium expense charge in the first Policy year to 2.25% in the future for new Policies.

Some or all of the premium expense charges the Company deducts are used to pay the aggregate Policy costs and expenses the Company incurs, including distribution costs and/or state premium taxes. Although state premium tax rates imposed on the Company vary from state to state, the premium expense charge the Company deducts will not vary with the state of residence of the policyowner.

Monthly Deduction. The Company takes a monthly deduction from the cash value on the Policy date and on each Monthiversary prior to the insured’s attained age 111. The Company deducts this charge on a pro rata basis from all accounts (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the total cash value on the Monthiversary). Because the monthly cost of insurance can vary monthly, the monthly deduction will also vary.

The monthly deduction is equal to:

•	The monthly cost of insurance charge for the Policy; plus

•	any surcharge associated with flat or table substandard ratings.

Cost of Insurance Charge. This charge varies each month and is determined as follows:

1.	reduce the death benefit on the Monthiversary by the cash value on the Monthiversary after it has been allocated among the layers of specified amount in force in the following order: first, initial specified amount, then, each increase in specified amount starting with the oldest, successively, until all cash value has been allocated (the resulting amounts are the net amount at risk for each layer of specified amount);

2.	multiply each layer of net amount at risk provided under 1. (above) by the appropriate monthly cost of insurance rate for that layer; and add the results together.

To determine the monthly cost of insurance rates, the Company refers to a schedule of current cost of insurance rates using the insured’s issue age on the Policy date, issue age at the time of any requested increase in specified amount, gender, underwriting class, and the length of time from the Policy date or from the date of any requested increase in specified amount. The factors that affect the net amount at risk for each layer of specified amount include the investment performance of the portfolios in which the owner invests, payment of premiums, the fees and charges deducted under the Policy, the death benefit option the owner chose, as well as any Policy transactions (such as loans, partial withdrawals, transfers, and changes in specified amount). The actual monthly cost of insurance rates are primarily based on the Company’s expectations as to future mortality experience and expenses. Monthly cost of insurance rates may be changed by the Company from time to time. The actual rates charged will never be greater than the Table of Guaranteed Maximum Life Insurance Rates stated in the Policy. These guaranteed rates are based on the Commissioners 2001 Standard Ordinary Tobacco and Non-Tobacco Mortality Tables (“2001 C.S.O. Tables”) and the insured’s attained age, gender, and rate class. For non sub-standard rate classes, these guaranteed rates will never be greater than the rates in the relevant 2001 C.S.O. Tables.

If the specified amount is increased, different monthly cost of insurance rates may apply to that layer of specified amount, based on the insured’s issue age and rate class at the time of the increase, gender, and the length of time since the increase.

Decreases in specified amount may cause an increase in the rates for the cost of insurance charge. Decreases in specified amount will be applied on a last-in, first-out basis to the specified amount in force, and will first reduce the specified amount provided by the most recent increase in specified amount in force, then reduce the next most recent increases, successively, and then reduce the initial specified amount.

The underwriting class of the insured will affect the cost of insurance rates. The Company uses a standard method of underwriting in determining underwriting classes, which are based on the health of the insured. The Company currently places insureds into preferred and standard classes. It also places insureds into sub-standard classes with extra ratings, which reflect higher mortality risks and will result in higher cost of insurance rates.

The Company may issue certain Policies on a simplified issue, guaranteed issue or expedited basis. Cost of insurance rates charged for any Policies issued on a simplified or expedited basis may cause healthy individuals to pay higher cost of insurance rates than they would pay under a substantially similar Policy that we offer using different underwriting criteria.

Optional Insurance Riders. The monthly deduction will include charges for any optional insurance benefits you add to your Policy by rider. There are currently no optional insurance riders available under the Policy.

Living Benefit Rider (an Accelerated Death Benefit). The Company does not charge for this rider; however, it does reduce the single sum benefit by a discount factor to compensate for lost income resulting from the early payment of the death benefit. The discount factor is based on the current yield on the 90-day Treasury bills or the Policy loan interest rate, whichever is greater.

Mortality and Expense Risk Charge. Each valuation date, the Company deducts a daily charge from the cash value in each subaccount in an amount equal to the Policy’s cash value in each subaccount multiplied by the daily pro rata portion of the annual mortality and expense risk charge rate of up to 2.15%. The annual rate for the mortality and expense risk charge is currently equal to 1.65% of the average daily net assets of each subaccount. The Company reserves the right to at any time to change the current charge but it guarantees that the annual rate for this charge will not exceed the guaranteed rate of 2.15%.

If this charge, combined with other Policy fees and charges, does not cover the Company’s total actual costs for services rendered and expenses incurred, the Company absorbs the loss. Conversely, if these fees and charges more than cover actual costs, the excess is added to our surplus. The Company expects to profit from these charges.

F.	Death Benefits

Death Benefit Proceeds. As long as the Policy is in force, the Company will determine the amount of and pay the death benefit proceeds upon receipt at the Company’s mailing office of satisfactory proof of the insured’s death, plus written direction (from each eligible recipient of death benefit proceeds) regarding how to pay the death benefit payment, and any other documents and information the Company needs. The Company may require return of the Policy.

The death benefit proceeds equal:

•	the death benefit (described below); minus

•	any monthly deductions due under the recovery of monthly deductions provision; minus

•	any outstanding Policy loan and accrued loan interest.

The Company will pay the death benefit proceeds to the primary beneficiary(ies), if living, or to a contingent beneficiary. If each beneficiary dies before the insured and there is no contingent beneficiary, the Company will pay the death benefit proceeds to the owner or the owner’s estate.

The Company will pay the death benefit proceeds in a lump sum or under a settlement option. The election may be made by the owner during his or her lifetime, or, if no election is in effect at his or her death, by the beneficiary. An option in effect at death may not be changed to another form of benefit after death. If no election is made, the Company will pay the death benefit proceeds in a lump sum.

If all or part of the death benefit proceeds will be paid to the beneficiary in one sum, the Company will pay interest on this sum as required by applicable state law from the date the Company receives due proof of the insured’s death to the date the Company makes payment. Generally payment will be made within seven days after the valuation date on which the Company has received at the Company’s administrative office all materials necessary to constitute due proof of death, and written directions (from each eligible recipient of death benefit proceeds) for payment of death benefit proceeds.

If a settlement option is elected, the death benefit will be applied to the option within seven days after the valuation date by which the Company received due proof of death, and written directions (from each eligible recipient of death benefit proceeds) for payment of death benefit proceeds and payments will begin under that option when provided by the option.

Death Benefit. The death benefit is determined at the end of the valuation period in which the insured dies. The owner must select one of the three death benefit options offered through the Policy in the application. If a death benefit option is not chosen in the application, the Option A death benefit is automatically in effect. The Company guarantees, that so long as the Policy does not lapse, the death benefit will never be less than the specified amount on the date of the insured’s death.

The Policy is intended to qualify under Internal Revenue Code Section 7702 as a life insurance policy for federal tax purposes. And the death benefit is intended to qualify for the federal income tax exclusion. To the extent the death benefit is increased to maintain qualification as a life insurance policy, the Company will make appropriate adjustments to any monthly deductions or supplemental benefits that are consistent with such an increase; adjustments will be reflected in the monthly deduction.

Death Benefit Option A
equals the greatest of:	1.	the current specified amount; or

	2.	a specified percentage call the “limitation percentage,” as shown on the Policy’s schedule page, multiplied by the cash value on the insured’s date of death; or

	3.	the amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under Option A, the death benefit remains level unless the limitation percentage multiplied by the cash value is greater than the specified amount; then the death benefit will vary as the cash value varies.

The limitation percentage is the minimum percentage of cash value that the Company must pay as the death benefit under federal tax requirements. It is based on the attained age of the insured at the beginning of each Policy year. The following table indicates the limitation percentages for the guideline premium test for different ages:

Attained Age	Limitation Percentage
40 and under	250%
41 to 45	250% minus 7% for each age over age 40
46 to 50	215% minus 6% for each age over age 45
51 to 55	185% minus 7% for each age over age 50
56 to 60	150% minus 4% for each age over age 55
61 to 65	130% minus 2% for each age over age 60
66 to 70	120% minus 1% for each age over age 65
71 to 75	115% minus 2% for each age over age 70
76 to 90	105%
91 to 95	105% minus 1% for each age over age 90
96 to 99	100%
100 and older	101%

If the federal tax code requires the Company to determine the death benefit by reference to these limitation percentages, the Policy is described as “in the corridor.” An increase in the cash value will increase the Company’s risk, so the Company will increase the cost of insurance it deducts from the cash value.

Death Benefit Option B
equals the greatest of:	1.	the current specified amount; plus the cash value on the insured’s date of death; or

the limitation percentage, as shown on your Policy’s schedule page, multiplied by the cash Value on the insured’s date of death; or the amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under Option B, the death benefit always varies as the cash value varies.

Death Benefit Option C
equals the greatest of:	1.	death benefit Option A; or

	2.	the current specified amount, multiplied by an age-based “factor” equal to the lesser of

		• 1.0; or

		• 0.04 times (95 minus insured’s attained age at death) (the “factor” will never be less than zero); plus the cash value on the insured’s date of death; or

	3.	the amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under Option C, the death benefit varies with the cash value and the insured’s attained age.

Death Benefit after Age 111. If the Policy is still in force on the Policy anniversary on or following the insured’s 111th birthday, the Policy will continue and the death benefit payable will continue to be calculated in accordance with the death benefit option then in effect.

G.	Policy Loans

Policy Loans. After the first Policy year (as long as the Policy is in force), the owner may obtain a Policy loan from the Company using the Policy as the only security for the loan at any time by submitting a faxed or telephone request to the Company’s administrative office, or a written request to the Company’s mailing office. The signature of the owner’s spouse may be required. The minimum loan amount may be at least $500. The maximum loan amount is 90% of the net surrender value minus loan interest that will accrue prior to the next Policy anniversary.

Policy loans will be processed as of the valuation date the request is received by the Company, and loan proceeds generally will be sent to the owner within seven days thereafter.

The Policy, as applied for and issued, will automatically permit the owner to request a loan by telephone, unless the owner provides other instructions. The Company will require the owner to provide certain information for identification purposes when making a loan request by telephone, and may require written confirmation of the request. The Company may reject the request if the loan amount exceeds $50,000 or if the address of record has been changed within the past 10 days.

Collateral for Policy Loans. When a Policy loan is made, an amount equal to the requested loan is transferred from the cash value in the subaccounts or fixed account to the loan reserve account. This withdrawal is made based on the owner’s current premium allocation instructions, unless the owner specifies a different allocation when requesting the loan.

Interest on Policy Loans. The Company currently charges interest on any outstanding Policy loan at a current effective annual interest rate of 2.75% (3.0% maximum guaranteed) on each Policy anniversary. The Company will also credit the amount in the loan reserve with an effective annual interest rate of 2.0%. After offsetting the 2.0% interest the Company credits, the net cost of loans currently is 0.75% annually (1.0% maximum guaranteed). Beginning at the insured’s attained age 111, all loans, new and existing, are considered preferred loans, and the Company will apply preferred loan rates on the entire outstanding loan. The current preferred loan effective annual interest rate charged is 2.00% and is guaranteed not to exceed 2.25%.

Effect on Death Benefit. If the death benefit becomes payable while a Policy loan is outstanding, the loan amount, including accrued loan interest, will be deducted in calculating the death benefit. Repaying the loan causes the death benefit proceeds and net surrender value to increase by the amount of the repayment. If at any time the sum of outstanding loans, including accrued loan interest, causes the net surrender value of the Policy to reach zero, the Company will send the owner, and any assignee of record, notice of the default and the owner will have a 61-day grace period to submit a sufficient payment to avoid lapse.

H.	Policy Changes After Age 111

If the Policy is still in force on the Policy anniversary on or following the insured’s 111th birthday, the Policy will continue, with the following changes, which may vary by state:

•	the Company will no longer accept any further premium payments;

•	the Company will no longer deduct the monthly deductions;

•	the Company will continue to deduct the mortality and expense risk charge, if any;

•	interest will continue to accrue on any Policy loans, as before, and all loans, new and existing, are considered preferred loans;

•	the Company will continue to accept Policy loan repayments and loan interest payments; and

•	the Company will continue to permit Policy loans and withdrawals to be made.

I.	Payments by the Company

Payments of cash withdrawals, surrenders, settlement options, or death benefits proceeds ordinarily will be made within seven days of the valuation date on which the Company receives the request and all required documentation at the Company’s mailing office. The Company may postpone the payment of any such transactions for any of the following reasons:

•	the NYSE is closed, other than customary holiday and weekend closings, or trading on the NYSE is restricted as determined by the SEC;

•	the SEC permits, by an order, the postponement for the protection of policyowners;

•	the SEC determines that an emergency exists that would make the disposal of, or the determination of the value of, securities held in the separate account not reasonably practicable;

•	if the payment is attributable to a check that has not cleared; or

•	when mandated under applicable law.

The Company may defer, for up to six months after the date the Company receives the request, the payment of any proceeds from the fixed account for a transfer, cash withdrawal, death benefit proceeds, or surrender request.

J.	Conversion Rights

At any time within 24 months of the Policy date, the owner may transfer all of the subaccount value to the fixed account. The owner must make this request in writing to the Company’s mailing office.

K.	Redemption Errors

In accordance with industry practice, the Company will establish procedures to address and to correct errors in amounts redeemed from the subaccounts and the fixed account, except for de minimus amounts. The Company will assume the risk of any non de minimus errors caused by the Company.

L.	Misstatement of Age or Gender

If the insured’s age or gender has been misstated in the application or any supplemental application, then the death benefit under the Policy will be adjusted based on what the premium would have purchased based on the insured’s correct age and gender. No adjustment will be made to the cash value.

M.	Incontestability

The Policy limits the Company’s right to contest the Policy, for reasons of material misstatements contained in the application (or any supplemental application), after it has been in force during the insured’s lifetime for two years from the Policy date or, if reinstated, for two years from the reinstatement date. A new two-year contestability period will apply to each increase in coverage due to an additional premium that requires evidence of insurability, beginning on the effective date of each increase, and will apply only to statements made in the application for the increase.

N.	Limited Death Benefit

If the insured commits suicide, while sane or insane, within two years of the Policy date (or two years from the reinstatement date, if the Policy lapses and is reinstated), the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any outstanding loan amount, and less any cash withdrawals. We will pay this amount to the beneficiary in one sum.

If the insured commits suicide, while sane or insane, within two years from the effective date of any increase in specified amount that requires evidence of insurability, our liability with respect to such increase will be limited to its cost of insurance charges.